UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 001-12487

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST STATE BANCORPORATION EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST STATE BANCORPORATION

7900 Jefferson NE

Albuquerque, NM 87109

REQUIRED INFORMATION

Financial Statements:

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2009 and 2008

Statement of Changes in Net Assets Available for Benefits, Year ended December 31, 2009

Notes to Financial Statements, December 31, 2009 and 2008

Supplemental Schedules:

Schedule 1 – Schedule H, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2009

Exhibit:

23 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, as Plan Administrator and Trustee, has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST STATE BANCORPORATION

Date: June 29, 2010	By:	/s/ H. Patrick Dee
H. Patrick Dee
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
23	Consent of KPMG LLP, Independent Registered Public Accounting Firm

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Financial Statements and Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm Thereon)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Trustee

First State Bancorporation

    Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the First State Bancorporation Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Albuquerque, New Mexico

June 29, 2010

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:
Investments (notes 4 and 5)	$12,227,663	10,001,362
Non-interest-bearing cash (note 5)	1,324	1,298,051

Receivables:
Employer’s contribution	17,355	18,878

Total assets	12,246,342	11,318,291

Liabilities:
Accrued expenses	18,239	12,560

Total liabilities	18,239	12,560

Net assets available for benefits	$12,228,103	11,305,731

See accompanying notes to financial statements.

2

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2009

Additions to net assets available for benefits attributed to:
Contributions:
Employee contributions	$2,051,287
Employer contributions	749,535
Employee rollovers	220

2,801,042

Investment income:
Interest income	583
Dividend income	153,736
Net appreciation in fair value of investments (note 4)	1,203,739
Other income	22,966

1,381,024

Total additions	4,182,066

Deductions from net assets available for benefits attributed to:
Benefits paid	(3,146,083)
Administrative expenses	(113,611)

Total deductions	(3,259,694)

Net increase	922,372

Net assets available for benefits, beginning of year	11,305,731

Net assets available for benefits, end of year	$12,228,103

See accompanying notes to financial statements.

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FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Description of Plan

The following is a summary of the provisions of the First State Bancorporation Employee Savings Plan (the Plan). First State Bancorporation (the Company) sponsors the Plan. The Company serves as the administrator and trustee of the Plan. As trustee, the Company has engaged Nationwide Trust Company, FSB (Nationwide) as custodian of the Plan’s assets invested in mutual funds and a money market fund. Nationwide holds these assets and disburses benefits due to participants. The Plan’s assets invested in the Company’s common stock are held through its transfer agent, American Stock Transfer. The non-interest-bearing checking account is held by the Company. The Company has engaged Pattison Pension Specialists (Pattison) to maintain detailed accounting records regarding individual participant accounts. Pattison submits a detailed accounting of participants’ balances to both the Company and the individual participants at the end of each calendar quarter and at plan year-end. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of the Company who have completed three months of service and have attained the age of 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. All investments of the Plan are directed by the participants.

(b)	Contributions

Each year, participants may contribute any percentage of their pretax annual compensation, as defined in the plan document. However, the Internal Revenue Service (IRS) limits individual participant contributions to $16,500 for the year ended December 31, 2009, which is exclusive of any catch-up contributions that may be permitted. In 2009, the IRS permitted catch-up contributions for participants age 50 or older of $5,500. In 2009, the Company provided a matching contribution equal to 50% of the portion of the participant’s elective deferral, which did not exceed 6% of the participant’s annual compensation. Additional amounts may be contributed to the Plan at the option of the Company’s board of directors. No additional amounts were contributed for the year ended December 31, 2009. Effective January 1, 2010, the Plan was amended to make matching contributions discretionary. All Company contributions are invested in accordance with the participant’s applicable investment elections.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) plan earnings and losses, and charged with an allocation of administrative expenses. Allocations are based on participant earnings, as defined in the plan document. The benefit to which a participant is entitled is the amount that can be provided from the participant’s vested account balance.

4	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Company’s matching and any discretionary contributions is based on years of service. A participant is not vested in Company contributions until he or she has obtained three years of credited service, at which time the participant becomes fully vested.

(e)	Payment of Benefits

On termination of service due to death, disability, retirement, or other reason, participants with vested interests below $5,000 are paid a lump-sum distribution equal to the value of the participant’s vested interest in his or her account. Participants with vested interests in excess of $5,000 may elect to (i) maintain their vested interest in his or her account or (ii) receive benefits as a single lump-sum payment or as installments over a certain defined period not to exceed the participant’s life expectancy.

(f)	Forfeited Accounts

During 2009, forfeited accounts totaling $3,470 and $42,064 were used to reduce employer contributions and pay for administrative expenses, respectively. At December 31, 2009 and 2008, there were $3,211 and $5,198 of unallocated forfeited accounts, respectively.

(g)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes in those net assets during the reporting period. Actual results could differ from those estimates.

(c)	Impact of New Accounting Standards and Interpretations

Accounting Standards Codification (ASC) Topic 820 “Fair Value Measurements and Disclosures” which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements (formerly SFAS No. 157). ASC Topic 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. ASC Topic 820 was issued to increase consistency and comparability in reporting fair values effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of ASC Topic 820 did not have a material impact on the Plan’s financial statements.

5	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(d)	Investment Valuation and Income Recognition

Under ASC Topic 820, assets and liabilities at fair values are grouped in three levels based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the hierarchy. In such cases, the fair value of the asset or liability is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Plan’s investments are stated at fair value. Shares of mutual funds, the money market fund, and shares of the Company’s common stock are valued at quoted market prices, a Level 1 input under ASC Topic 820.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

(e)	Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company, but may be offset against any participant forfeitures. Expenses of the Company paid by forfeitures were $42,064 in 2009. Additional administrative expenses of $71,226 were paid by the Plan.

(f)	Benefit Payments

Amounts distributed to participants are recorded when paid.

(3)	Income Tax Status

The IRS has determined and informed the Company by a favorable determination letter dated November 11, 2002 that the Plan is qualified, and the trust established under the Plan is tax exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC and, therefore, is exempt from income taxes.

6	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(4)	Investments

The following investments represent 5% or more of net assets available for benefits at December 31:

	2009		2008
Mutual funds:
Dreyfus Intermediate Term Income A	$—	*	1,092,351
Nationwide S&P 500 Index Fund	772,812		—	*
Oppenheimer Global Fund A	826,061		625,492
Thornburg Value Fund Class I	1,190,046		767,745
American Funds Growth Fund of America R3	1,784,181		1,230,651
VanKampen Growth and Income Fund A	1,346,571		1,171,195
Oppenheimer International Growth Fund A	988,271		623,141
Oppenheimer Main Street Small Cap Fund A	684,060		—	*
Goldman Sachs Short Duration Government Fund A	1,297,786		1,038,841
Nationwide Money Market Fund	1,321,743		1,122,094
JP Morgan Core Bond Fund A	1,123,106		—	*
First State Bancorporation common stock	—	*	834,945

* Not greater than 5% at respective date.

During the year ended December 31, 2009, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

First State Bancorporation common stock	$(941,146)
Mutual funds	2,144,885

Net appreciation in fair value of investments	$1,203,739

(5)	Related-Party Transactions

As of December 31, 2009 and 2008, the Plan held shares of the Company’s common stock. In 2009 and 2008, the Plan received dividends from this common stock of zero and $58,379, respectively. The Plan also held a non-interest-bearing checking account with the Company in 2009 and 2008. At December 31, 2009 and 2008, the balance in this account was $1,324 and $1,298,051, respectively.

Certain of the Plan’s investments in mutual funds and the money market fund are managed by the custodian, Nationwide. This relationship is considered a party in interest.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and the amounts reported in the accompanying statements of net assets available for benefits.

7	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan provides the participants the ability to invest in various mutual funds, which may, in turn, invest in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations, and commercial mortgage-backed securities, and could potentially include securities backed by subprime mortgage loans. The value, liquidity, and related income of those securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Plan has investments in First State Bancorporation common stock. Changes in the value of this common stock could materially impact the net assets available for benefits due to this concentration. The last reported sale price of First State Bancorporation common stock on December 31, 2009 was $0.40.

(7)	Reconciliation of Financial Statements to Form 5500

As of December 31, 2009 and 2008, the Plan had $43,277 and $11,048 of pending distributions to participants who elected to withdraw from the Plan during the years ended December 31, 2009 and 2008, respectively. These amounts are recorded as a liability in the Plan’s Form 5500; however, in accordance with U.S. generally accepted accounting principles, these amounts are not recorded as a liability in the accompanying statements of net assets available for benefits.

The following table reconciles amounts per the financial statements to the Form 5500 to be filed by the Company as of and for the year ended December 31, 2009:

	Benefits payable to participants	Benefits paid to participants	Net increase in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	3,146,083	922,372	12,228,103
Reversal of 2008 pending distributions	—	(11,048)	11,048	—
2009 pending distributions	43,277	43,277	(43,277)	(43,277)

Per Form 5500	$43,277	3,178,312	890,143	12,184,826

8	(Continued)

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following table reconciles amounts per the financial statements to the Form 5500 to be filed by the Company as of and for the year ended December 31, 2008:

	Benefits payable to participants	Benefits paid to participants	Net decrease in net assets available for benefits	Net assets available for benefits
Per financial statements	$—	1,123,858	(4,322,379)	11,305,731
Reversal of 2007 pending distributions	—	(34,663)	34,663	—
2008 pending distributions	11,048	11,048	(11,048)	(11,048)

Per Form 5500	$11,048	1,100,243	(4,298,764)	11,294,683

(8)	Partial Plan Termination

Effective June 26, 2009, and as a result of the sale of the Company’s Colorado branches, a partial plan termination occurred. In connection therewith, Colorado employees who were active participants in the Plan on June 26, 2009 became fully vested in their employer contributions upon the partial plan termination.

(9)	Financial Condition of Plan Sponsor

First State Bancorporation’s independent registered public accounting firm included a statement in their opinion on First State Bancorporation’s separate December 31, 2009 consolidated financial statements that there are matters that raise substantial doubt about First State Bancorporation’s ability to continue as a going concern. For further information see First State Bancorporation’s Form 10-K for the year ended December 31, 2009 and Form 10-Q for the period ended March 31, 2010, as filed with the Securities and Exchange Commission. First State Bancorporation, as the Plan sponsor, has no obligation under the Plan to match future employee contributions, as further discussed in Note 1b. The Plan has investments in First State Bancorporation common stock. See “Risks and Uncertainties” in note 6 above. First State Bancorporation’s financial condition does not affect the ability of the Plan to continue as a going concern.

9

Schedule

FIRST STATE BANCORPORATION

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment	(e) Current value
	JP Morgan Core Bond Fund A	Mutual fund – 101,090 shares	$1,123,105
	Thornburg Value Fund Class I	Mutual fund – 37,684 shares	1,190,046
*	Nationwide S&P 500 Index Fund	Mutual fund – 83,187 shares	772,812
	Oppenheimer Global Fund A	Mutual fund – 15,583 shares	826,061
	Oppenheimer Main Street Small Cap Fund A	Mutual fund – 41,233 shares	684,060
	Oppenheimer International Growth Fund A	Mutual fund – 40,190 shares	988,271
	Prudential Jennison Midcap Growth A	Mutual fund – 17,877 shares	407,962
	American Funds Growth Fund of America R3	Mutual fund – 66,253 shares	1,784,181
	Goldman Sachs Short Duration Government Fund A	Mutual fund – 125,876 shares	1,297,786
	VanKampen Growth and Income Fund A	Mutual fund – 77,927 shares	1,346,571
*	Nationwide Money Market Fund	Money market fund – 1,178,736 units	1,321,743
*	First State Bancorporation	Common stock – 850,648 shares	340,259
	Neuberger Berman Social Responsibility Trust	Mutual fund – 10,154 shares	144,806

			$12,227,663

*	Party-in-interest investment.

Information on cost of the investments is excluded as all investments are participant directed.

See accompanying report of independent registered public accounting firm.

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